Piedmont Investment Trust

January 30, 2013

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Piedmont Investment Trust (the “Trust”), on behalf of its series,
Piedmont Select Equity Fund (the “Fund”)
File Nos. 811-21689; 333-121514
Response to Staff’s Comments on Pre 14A

Ladies and Gentlemen:

Ms. Karen Rossotto of the staff of the Securities and Exchange Commission (the “Commission”) provided comments, via telephone, on the Trust’s Pre 14A filing.  Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

Incomplete Information

COMMENT :	Confirm that all blanks will be completed with the appropriate names, dates, address of the shareholders’ meeting, etc.

RESPONSE:	All blanks will be completed.

Total Cost of Proxy Solicitation

COMMENT:
On page 9, AST Fund Solutions, LLC (“AST”) is identified as the entity that will solicit proxies for the shareholders meeting.  Confirm that the fees paid to AST will be the total cost of the proxy solicitation.

RESPONSE:	The fees paid to AST will be the total cost of the proxy solicitation for the shareholders meeting.

Disclosure Regarding David B. Gilbert

COMMENT:
In the first sentence of the first paragraph on page 10, it states that David B. Gilbert was previously appointed by the Board of Trustees as President, Treasurer and Trustee of the Trust.  Include a statement that he is currently serving in those capacities.

RESPONSE:	The following disclosure has been revised to read:

“Shareholders of the Fund are being asked to elect a Trustee, Mr. David B. Gilbert, who was previously appointed by the Board of Trustees as President, Treasurer and Trustee, and who currently serves in those capacities, and to elect two new Trustees of the Trust.”

Disclosure Regarding the Trustees Delegation of Their Powers and Authority

COMMENT:
In the final full sentence at the bottom of page 10, there is a statement regarding the Trustees appointing and delegating their powers and authority to one or more committees.  Add a clause stating that any such delegation will be in accordance with the 1940 Act and state law.

RESPONSE:	The following disclosure has been revised to read:

“The Trustees may appoint from their own number and establish and terminate one or more committees consisting of two or more Trustees who may exercise the powers and authority of the Board to the extent that the Trustees determine, and in accordance with the 1940 Act and state law.”

Table With Disclosure Regarding Trustees and Officers

COMMENT:
On page 13 and 14 are tables with information regarding the Trust’s current and prospective Trustees and its officers.  The heading of column four of the table needs to be revised to state the information for both principal occupations and directorships of public companies is for the past five years.

RESPONSE:	The following caption has been revised to read:

Principal Occupation(s)
and Directorships
of Public Companies
During Past 5 Years

*  *  *  *  *  *  *  *  *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

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